EXHIBIT 99.1
Press release of Infosys Technologies Limited

Nandan M. Nilekani Appointed as Chairperson of Unique Identification Authority of India
To Relinquish the Position of Co-Chairman and Member of the Board at Infosys

Bangalore, India - June 25, 2009: Infosys Technologies Limited (NASDAQ: INFY) today announced that Mr. Nandan M. Nilekani, will relinquish the position of Co-Chairman and Member of the Board at Infosys.

Mr. Nandan Nilekani has been invited by Hon'ble Prime Minister, Dr. Manmohan Singh to take charge as the Chairperson of the Unique Identification Authority of India (UIDAI), in the rank of Cabinet Minister.

The Board of Directors today accepted Nandan's resignation. The resignation will be effective from July 9, 2009. The Board placed on record its deep sense of appreciation for the services rendered by Mr. Nandan Nilekani as a co-founder, Chief Operating Officer, Chief Executive Officer and Managing Director, and as the Co-Chairman of the Board of Directors.

Mr. Nandan Nilekani is a co-founder of Infosys and has served as a director on the company's board since its inception in 1981. Between March 2002 and June 2007, he served as the company's Chief Executive Officer and Managing Director. Thereafter, he was re-designated as the Co-Chairman of the Board of Directors.

Speaking on the occasion, Mr. N. R. Narayana Murthy, Chairman and Chief Mentor, said, "We are glad that an extraordinary individual like Nandan has got an opportunity to add value to India through this position. As a company that has always put the interest of the society ahead of itself, Infosys will accept his absence with a sense of duty to a larger cause, but with deep sadness at the departure of one of her most illustrious sons. We, the Infoscions, wish him the best in his new assignment".

About Infosys Technologies Limited

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 104,000 employees in over 50 offices worldwide. Infosys is part of the NASDAQ-100 Index and The Global Dow. For more information, visit www.infosys.com

Infosys Safe Harbor

Statements in connection with this release may include forward-looking statements within the meaning of US Securities laws intended to qualify for the "safe harbor" under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2009, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.

For further information please contact:

The Americas Peter McLaughlin Infosys Technologies Ltd, US Phone: +1 213 268 9363 Peter_McLaughlin@infosys.com	Asia Pacific Bani Paintal Dhawan Infosys Technologies Ltd, India Phone: +91 80 3913 4511 Bani_Dhawan@infosys.com

Australia Cristin Balog Infosys Technologies, Ltd, Australia Phone : +61 3 9860 2277 Cristin_Balog@infosys.com	EMEA Antonia Maneta Infosys Technologies Ltd, UK Phone: +44 0 207 715 3499 Antonia_Maneta@infosys.com